EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:				(Predecessor)
Income before income taxes	$30,148	$117,625	$1,867	$2,363	$20,820
Fixed charges	8,984	7,652	4,774	3,312	3,552
Net loss (income) attributable to noncontrolling interest	(104)	146	8	—	—

Total earnings	$39,028	$125,423	$6,649	$5,675	$24,372

Fixed Charges:
Interest expense	$7,249	$5,870	$2,702	$3,138	$3,441
Amortization of investment premium	194	606	907	—	—
Amortization of deferred financing costs	995	872	981	109	26
Estimate of the interest within rental expense (33.33%)	546	304	184	65	85

Total fixed charges	8,984	7,652	4,774	3,312	3,552

Ratio of earnings to fixed charges	4.3x	16.4x	1.4x	1.7x	6.9x

For the purpose of computing the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding and subtracting the following items (as applicable to the registrant). Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following (as applicable to the registrant): (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.